ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF JUNE 27, 2024

DATE AND TIME: On June 27, 2024, at 10:00 a.m.

CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen.

QUORUM: The totality of the elected members, with the attendance of Board members as permitted by item 6.7.1. of the Bylaws.

RESOLUTIONS UNANIMOUSLY MADE:

1. Elected to the position of Officer of the Company **GUSTAVO LOPES RODRIGUES**, Brazilian, married, business administrator, bearer of the Identity Card (RG-SSP/SP) No. 29.460.496-0 and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 219.738.878-94, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, which will be effective until the members elected in the meeting of this Board after the Annual General Stockholders' Meeting of 2025 take office.

1.1. It is recorded that the elected Officer: (i) submitted substantiating documents of compliance with prior conditions for eligibility pursuant to articles 146 and 147 of Law No. 6,404/76 and current regulations, particularly in Resolution No. 4,970/21 of the National Monetary Council and in Attachment K of Resolution No. 80/22 of the Brazilian Securities and Exchange Commission ("CVM"), including clearance certificates, and all these documents were filed at the Company's head office; and (ii) shall be vested in their positions following ratification of their election by the Central Bank of Brazil.

2. It is recorded the transfer of the responsibility of Investor Relations Officer – CVM Resolution No. 80/22, to Officer Gustavo Lopes Rodrigues from Officer Renato Lulia Jacob, and this responsibility will remain in charge of Renato Lulia Jacob until the former takes office.

3. It is also recorded that the other positions of the Board of Officers and their responsibilities remained unchanged.

CLOSING: Once the work was completed, Álvaro Felipe Rizzi Rodrigues, secretary to the Board, drafted these minutes and, after they were read and approved by all, they were signed by the meeting attendees. São Paulo (SP), June 27, 2024. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Ricardo Villela Marino – Vice Chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barreto Villela, Candido Botelho Bracher, Cesar Nivaldo

Gon, Fábio Colletti Barbosa, Fabricio Bloisi Rocha, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana, Paulo Antunes Veras and Pedro Luiz Bodin de Moraes – Board members.

RENATO LULIA JACOB
Group Head of Corporate Strategy, Investor Relations and Corporate Development